October 21, 2010	TSX: SIL
NYSE AMEX: SILU

SPROTT RESOURCE LENDING CORP. PROVIDES GUIDANCE ON LOAN LOSSES AND
TO HOST THIRD QUARTER 2010 CONFERENCE CALL ON NOVEMBER 5, 2010

Toronto, Ontario - Sprott Resource Lending Corp. (the “Corporation” or “Sprott Resource Lending”) will report its financial results for the three and nine months ended September 30, 2010 prior to the TSX market open on Friday, November 5, 2010. In anticipation of reporting its full financial results, the Corporation expects to report loan losses, net of recoveries, in the range of $15 million to $20 million for the third quarter or $0.10 to $0.13 per share prior to any tax effect. Certain of the expected loan losses reflect a change in the valuation of the underlying properties and the results from continuing remediation negotiations.

Peter Grosskopf, President and CEO, stated, “We continue to progress in our remediation efforts and provide for an effective transition of the business to a resource lending business. We are focused on and look forward to deploying our growing cash position in resource loans and are actively reviewing a large pipeline of resource lending opportunities.”

Sprott Resource Lending plans to host a conference call following the reporting of its financial results. The Company’s third quarter investor conference call, hosted by Peter Grosskopf, President and CEO, and Jim Grosdanis, Chief Financial Officer, will take place at 11:00 am ET on Friday, November 5, 2010. The call can be accessed by dialing (416) 644-3416. The call will be recorded and a replay made available until November 12, 2010 at midnight. The replay can be accessed about one hour after the call at (416) 640-1917, passcode 4377292 followed by the number sign.

The audit committee of the board of directors of the Corporation has reviewed the contents of this release, in consultation with the credit committee of the board of directors of the Corporation.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in bridge and mezzanine lending to precious and base metal mining, exploration and development companies and oil and gas companies on a global basis. Headquartered in Toronto, the Corporation seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower.

Sprott Resource Lending (www.sprottlending.com) was founded by Quest Capital Corp. and Sprott Lending Consulting Limited Partnership. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

P a g e | 2

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416.943.4998

Jim Grosdanis, CFO	416.943.4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.